
SANDVIK

Our date 2005-05-09 | Our reference
Your date | Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA


SUPPL
SEC MAIL
RECEIVED
PROCESSING
MAY 2 3 2005
SECTION

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the first quarter 2005 dated 3 may 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)


05008431

Gunnar Båtelsson
Group Treasurer and VP Finance

Cusip number
80021 2201

Sandvik Q1

PRESS INFORMATION 3 May 2005

Report on the first quarter, 2005

GROWTH AND PROFIT INCREASE

- Profit after financial items rose 25% to SEK 1,892 M.
- Order intake increased 14%* to SEK 15,646 M.
- Invoiced sales rose 14%* to SEK 14,194 M.
- Profit after tax was up 21% to SEK 1,363 M.
- Earnings per share rose 22% to SEK 5.20.



"Sandvik had continuing strong growth during the first quarter," comments Lars Pettersson, President and CEO.

ORDER INTAKE*

PERCENTAGE SHARE AND CHANGE


20 +21
46 +4
25 +38
5 -9
4 +23
Share of the Group, %
Change, %

"Sandvik's earnings and sales continue to develop strongly. Profit after financial items rose 25%, with sales increasing 14%. Demand during the period was favorable, with high growth rates in Asia and NAFTA. During the first quarter, order intake rose by 14% in price and volume, and thus the Group's growth has exceeded 10% for five consecutive quarters. Growth in Sandvik Mining and Construction continues to be favored by very high demand for equipment for the mining industry," says Lars Pettersson, Sandvik's President and CEO.

KEY FIGURES

SEK M	Q1/05	Q1/04	Q1-4/04
Order intake	[illegible]	14 160	56 500
Invoiced sales	[illegible]	12 680	54 610
Operating profit	[illegible]	1 660	7 578
Earnings per share, SEK	5.20	4.25	19.25

BUSINESS AREAS – ORDER INTAKE*


+6%

Sandvik Tooling


+24%

Sandvik Mining and Construction


+12%

Sandvik Materials Technology

* Change compared to the same quarter the preceding year at fixed exchange rates for comparable units.
Effective 1 January 2005, Sandvik applies the International Financial Reporting Standards (IFRS). The comparative figures for 2004 have been recalculated to IFRS.


SANDVIK

For additional information, please call +46 (0)-26-26 10 01 or visit www.sandvik.com

Financial overview

INCOME STATEMENT SEK M	Q1 2005	Q1 2004	Change %	Q1-4 2004
Order intake	15 646	14 160	+11[1)]	56 500
Invoiced sales	14 194	12 680	+12[2)]	54 610
Operating profit	2 041	1 660	+23	7 578
%	14.4	13.1		13.9
Profit after financial items	1 892	1 510	+25	6 877
%	13.3	11.9		12.6
Profit for the period	1 363	1 125	+21	5 111
%	9.6	8.9		9.4
of which, shareholders' interest	1 294	1 066	+20	4 846
Earnings per share, SEK *	5.20	4.25	+22	19.25

1) +14% at fixed exchange rates for comparable units.
2) +14% at fixed exchange rates for comparable units.
*) Calculated on the basis of the shareholders' share of profit for the period.

KEY FIGURES	Q1 2005	Q1 2004	Full-year 2004
No. of outstanding shares at end of period ('000)	247 045	251 383	247 045
Average no. of shares ('000)	250 250	250 184	251 334
Tax rate, %	28	25	26
Return on capital employed, %*	20.3	14.8	20.5
Return on total equity, %*	22.2	14.9	21.7
Shareholders' equity per share, SEK	98.20	93.90	91.40
Net debt/equity ratio	0.5	0.5	0.5
Net working capital, %	30	32	29
Number of employees	38 766	37 108	38 421

*) Rolling 12 months.

ORDER INTAKE BY MARKET AREA

	First quarter 2005		
Market area	Order intake SEK M	Change* %	Share %
Europe	7 124	+4	46
NAFTA	3 076	+21	20
South America	672	+23	4
Africa/Middle East	846	-9	5
Asia/Australia	3 928	+38	25
Total	15 646	+14	100

* at fixed exchange rates for comparable units.

Sales


ORDER INTAKE
SEK M Quarter
SEK M Rolling
18 000
12 000
6 000
0
60 000
40 000
20 000
0
03
04
05
Quarter
Rolling 12 months


INVOICED SALES
SEK M Quarter
SEK M Rolling
18 000
12 000
6 000
0
60 000
40 000
20 000
0
03
04
05
Quarter
Rolling 12 months

Order intake totaled SEK 15,646 M (14,160), representing an increase in total of 11% and by 14% at fixed exchange rates for comparable units. Changed exchange rates affected order intake negatively by 2%. Growth, excluding currency effects, for comparable units was 6% for Sandvik Tooling and 24% for Sandvik Mining and Construction. Order intake for Sandvik Materials Technology rose by 12%, including a positive effect of some 10 percentage points as compensation for rising raw materials prices.

Order intake in Europe was weakly positive, although there were major regional variations. Development in Germany and Eastern Europe remained positive, while activity in Southern Europe was slightly lower. The business climate in NAFTA remained positive, with sharp increases for all business areas.

Development was also strong in South America, notably in the automotive, mining and civil engineering industries.

In Asia/Australia, order intake was high, rising by 38% from the preceding year. Trends in China, India and the other parts of Southeast Asia and Australia continued to be highly satisfactory. Demand in Japan was positive for Sandvik Tooling, while other business areas reported weaker demand in certain customer segments. Order intake in Africa/Middle East was down from the preceding year, which was attributable to South Africa, where the mining industry was affected by the strong local currency.

Industrial conditions were generally strong, notably in investment-related areas such as machinery, mining and construction industries as well as in the oil/gas and process industries. Demand from the general engineering industry remained high, especially in Eastern Europe, NAFTA and Asia.

The automotive industry in Europe progressed positively. In NAFTA, output of heavy vehicles was high, while the production rate in the domestic car industry declined. Demand from the aerospace industry rose. A slightly lower demand was noted in Japan and Korea from the electronics industry.

Invoiced sales amounted to SEK 14,194 M (12,680), rising a total of 12% and by 14% for comparable units, excluding currency effects. Changed exchange rates had a negative impact of 2% on invoiced sales. The increase at fixed exchange rates for comparable units for Sandvik Tooling was 10%, for Sandvik Mining and Construction 19% and for Sandvik Materials Technology 17%. Approximately 10 percentage points of the increase in Sandvik Materials Technology was attributable to price surcharges for higher raw materials prices.

CHANGE, %	ORDER INTAKE			INVOICED SALES		
	Q1 2005	Q1 2004	Q1-4 2004	**Q1 2005**	Q1 2004	Q1-4 2004
Price/volume	**14**	10	17	**14**	10	15
Structural	**-1**	-1	-1	**0**	-1	-1
Currency	**-2**	-3	-2	**-2**	-3	-2
Total	**11**	6	13	**12**	5	12

Earnings and return


OPERATING PROFIT *
SEK M
Quarter
Per cent
4 000
3 000
2 000
1 000
0
20
15
10
5
0
03
04
05
Quarter
Operating margin, %
RETURN *
Per cent
Per cent
25
20
15
10
5
0
03
04
05
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

* Excluding one off items in Q4 2003. Adjusted for IFRS from Q1 2004

Operating profit amounted to SEK 2,041 M, an increase of 23%. The operating margin was 14.4% (13.1) of invoiced sales. The improvement in earnings was due to higher sales volumes and prices, higher capacity utilization and the effects of completed rationalization programs. Changed exchange rates had a negative impact of about SEK 100 M on earnings.

The net financial expense was SEK 149 M (expense: 150) and the outcome was positively affected by about SEK 30 M from such factors as the market valuation of financial instruments for the employee stock options program. **Profit after financial income** and expenses increased by 25% to SEK 1,892 M (1,510), 13.3% (11.9) of invoiced sales. Tax amounted to SEK 529 M (385). **Profit for the period** was SEK 1,363 M (1,125).

Cash flow from operations amounted to SEK 1,246 M (940) for the quarter. Working capital rose SEK 805 M in volume as a result of higher operating volumes and a certain seasonal effect. Investments amounted to SEK 633 M (593), of which company acquisitions were SEK 28 M. Cash flow after investments was SEK 624 M (418) for the quarter.

Capital efficiency improved from the preceding year and working capital as a percentage of invoiced sales amounted to 30% (32). **The return on capital employed** was 20.3 % (20.5 for full-year 2004). **The return on total equity** was 22.2% (21.7 for full-year 2004). Interest-bearing liabilities and provisions, less cash and cash equivalents, resulted in a net debt of SEK 12,297 M (11,296). Cash and cash equivalents amounted to SEK 1,977 M (1,642), and loans to SEK 10,640 M (9,302).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
3 000
2 000
1 000
0
9 000
6 000
3 000
0
03
04
05
Quarter
Rolling 12 months
EARNINGS PER SHARE *
SEK
SEK
25
20
15
10
5
0
03
04
05
Rolling 12 months

* Adjusted for IFRS from 2004

Sandvik Tooling

Sandvik Tooling's order intake totaled SEK 5,041 M (5,014), an increase of 6% at fixed exchange rates for comparable units. The market trend was positive for inserts and solid tools in cemented-carbide. Demand from the engineering industry and heavy automotive industry remained high and the order intake from the aerospace industry increased. Activity in Europe was mixed, with a continuing positive trend in Germany and Eastern Europe. Business conditions in NAFTA remained strong in all customer segments, apart from the passenger car industry. Order intake in South America and Asia rose sharply.

16% RISE IN EARNINGS

Invoiced sales totaled SEK 4,928 M (4,701), up 10% from the preceding year, at fixed exchange rates for comparable units. The operating profit amounted to SEK 1,024 M (882), an increase of 16%. Operating margin was 20.8% (18.8).

The increase in earnings was primarily attributable to higher volumes and prices, high capacity utilization and efficiency-enhancement programs. The return on capital employed rose to 29.9% (22.3). The business area continued its keen focus on product development and expansion of the market organization in Asia.

MERGER OF PRODUCT AREAS

A decision was made in March to coordinate the four product areas of Valenite and Safety as well as Titex and Prototyp to form two product areas.

Coordination of product development, market support and sales activities in the new product areas will strengthen growth potential and enhance efficiency.



Anders Thelin, President of the Sandvik Tooling business area, reported a 16% rise in earnings for the first quarter of 2005.

SANDVIK TOOLING

SEK M	Q1 2005	Q1 2004	Change %	Q1-4 2004
Order intake	5 041	5 014	+6*	19 584
Invoiced sales	4 928	4 701	+10*	19 227
Operating profit	1 024	882	+16	3 864
%	20.8	18.8		20.1
Return on capital employed	29.9	22.3		29.1
Number of employees	15 167	14 858	+2	15 048

* at fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake amounted to SEK 5,075 M (4,150), an increase of 24%, at fixed exchange rates for comparable units.

The market trend remained highly positive. Demand for base metals such as copper, nickel and zinc was high and metal prices were well above historic levels. Prices of precious metals have also been high for a long period, with high demand for gold, platinum and palladium. The global demand for coal for the energy sector was high and the activity in coal extraction rose, notably in Eastern Europe, NAFTA and Asia.

The high production rate and high capacity utilization in the mining industry is increasing demand for higher productivity along with investments in new deposits.

CONTINUING HIGH DEMAND

Overall, the favorable business climate meant that demand for the business area's machinery, tools and service for the mining industry remained very high in all market regions, except for South Africa where demand was affected by the strong local currency. The trend in the civil engineering industry in Eastern Europe, NAFTA and Asia was also positive and order intake rose for machinery, notably for crushers.

Demand remained high for project operations in the materials handling area. Among other orders, the Sandvik Materials Handling product area secured an order in India valued at about SEK 350 M.



In April, the business area's President, Lars Josefsson (left) visited the El Teniente mine in Chile. Along with Gary Hughes, President of SMC in South America, he observed the use of Automine, the unmanned, automatic system for loading that was developed by the Sandvik Mining and Construction business area.

Invoiced sales rose 19% at fixed exchange rates for comparable units and amounted to SEK 4,213 M (3,537).

Operating profit rose 38% to SEK 489 M (355) or 11.6% of invoiced sales. This was positively affected by high volume, positive price development and high capacity utilization. The return on capital employed rose to 22.3% (18.1).

SANDVIK MINING AND CONSTRUCTION

SEK M	Q1 2005	Q1 2004	Change %	Q1-4 2004
Order intake	5 075	4 150	+24 *	17 162
Invoiced sales	4 213	3 537	+19 *	16 617
Operating profit	489	355	+38	1 829
%	11.6	10.0		11.0
Return on capital employed	22.3	18.1		20.8
Number of employees	9 793	9 001	+9	9 623

* at fixed exchange for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake totaled SEK 4,312 M (3,911), up 12% from the preceding year at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 3,871 M (3,373), an increase of 17%, excluding currency effects, for comparable units. Price surcharges for higher raw material prices positively affected order intake and invoiced sales by about 10 percentage points, and thus the increase in comparable terms was 2% and 7% respectively.

Business conditions were favorable for special products, notably for seamless tubes in stainless and high-alloyed materials for investment-related customer segments in oil/gas and the process industries. Order intake from the engineering industry and consumer-related customer segments in Western Europe declined, but remained positive in Eastern Europe, NAFTA and parts of Asia. During the quarter, an order for sorting equipment, valued at SEK 175 M was received from Japan.

IMPROVED EARNINGS

Operating profit in the first quarter rose by 19%, totaling SEK 389 M (326) or 10.0% (9.7) of invoiced sales. The improvement from the preceding year was primarily attributable to higher volumes and prices as well as higher capacity utilization. The return on capital employed rose to 11.5 % (8.9).



Peter Gossas, President of Sandvik Materials Technology, during one of many visits to production facilities. Photo shows the final assembly of steam generator tubes at the Tube Plant 68.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q1 2005	Q1 2004	Change %	Q1-4 2004
Order intake	4 312	3 911	+12*	15 391
Invoiced sales	3 871	3 373	+17*	14 423
Operating profit	389	326	+19	1 354
%	10.0	9.7		9.4
Return on capital employed	11.5	8.9		11.7
Number of employees	8 342	7 995	+4	8 350

* at fixed exchange rates for comparable units. Excluding surcharges for higher raw material prices, the increase was 2% and 7%, respectively.

Parent Company

Parent Company invoicing was SEK 3,835 M (3,237) and operating profit SEK 246 M (283). Interest-bearing liabilities and provisions, less cash and cash equivalents and interest-bearing assets, amounted to SEK 714 M (3,005 at 31 December 2004). Investments in fixed assets totaled SEK 127 M (147).

Accounting principles

Effective 1 January 2005, Sandvik AB applies International Financial Reporting Standards (IFRS) in its financial reporting. This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting, and in line with the IFRS principles expected to be applied as of 31 December 2005. IFRS is subject to continual review and, accordingly, changes may occur during 2005.

The applied accounting principles, changes compared with previously applied principles and the financial effects of changes in accounting principles as well as recalculated comparative figures are shown in the separate document "Sandvik AB – Effect of the transition to International Financial Reporting Standards (IFRS)" published on 31 March 2005 (the document is available at Sandvik's website: www.sandvik.com). No comparative figures have been recalculated as a result of IAS 39 Financial Instruments.

Effective 1 January 2005, Sandvik has chosen to apply hedge accounting in line with "Amendment to IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions," published by IASB (International Accounting Standards Board) in April 2005. This standard permits hedge accounting of forecasted internal goods transactions. Profit after tax for the first quarter would have been adversely affected by SEK 120 M, if such hedge accounting had not been applied.

Sandviken, 3 May 2005

Sandvik AB; (publ)

Lars Pettersson
President and CEO

Appendices:

1. Group summary
2. Invoicing and operating profit

The Company's auditors have not conducted a special audit of this report.

The Sandvik Group's earnings for the second quarter of 2005 will be published on 4 August 2005.

For additional information, please call +46 (0) 26-26 10 01. A telephone conference will be held on 3 May at 2 p.m. For further information, visit www.sandvik.com

POSTAL ADDRESS
Sandvik AB
Group Communications
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
026 - 26 00 00
026 - 26 10 43

WEB SITE AMD E-MAIL
www.sandvik.com
info.group@sandvik.com

Appendix 1

CONSOLIDATED FINANCIAL INFORMATION, SEK M

INCOME STATEMENT	Q1 2005	Q1 2004	Change %	Q1-4 2004
Invoiced sales	14 194	12 680	+12	54 610
Cost of goods sold	-9 217	-8 258	+12	-36 045
Gross profit	4 977	4 422	+13	18 565
% of invoicing	35.1	34.9		34.0
Selling expenses	-2 101	-2 004	+5	-7 953
Administrative expenses	-562	-535	+5	-2 125
R&D expenses	-325	-331	-2	-1 294
Other operating income and expenses	52	108	-52	385
Operating profit	2 041	1 660	+23	7 578
% of invoicing	14.4	13.1		13.9
Interest expenses and similar charges	-158	-190	-17	-800
Interest income	11	25	-56	76
Other financial income and expenses, net	-2	15		23
Profit after financial items	1 892	1 510	+25	6 877
% of invoicing	13.3	11.9		12.6
Taxes	-529	-385		-1 766
Profit for the period	1 363	1 125	+21	5 111
% of invoicing	9.6	8.9		9.4
Minority interests	79	59	+34	265
Shareholders' interest	1 284	1 066	+20	4 846

BALANCE SHEET	Q1 2005	Q1 2004	Change %	Q1-4 2004
Intangible fixed assets	5 297	5 032	+6	5 139
Tangible fixed assets	15 266	15 293	0	15 070
Financial fixed assets	2 852	2 544	+12	2 454
Inventories	14 759	13 129	+12	13 459
Current receivables	14 328	13 421	+7	13 532
Cash and cash equivalents	1 977	1 642	+20	1 720
Total assets	54 473	51 061	+7	51 374
Total equity	25 344	24 622	+3	23 551
Interest-bearing provisions and liabilities	14 274	12 938	+10	14 207
Non-interest-bearing provisions and liabilities	14 855	13 501	+10	13 616
Total equity and liabilities	54 473	51 061	+7	51 374
Net working capital *	*17 841*	*16 450*	*+8*	*16 637*

*) Inventories + trade receivables excl. prepaid income taxes – noninterest-bearing liabilities excl. tax liabilities.

Appendix 1 (cont.)

CHANGE IN TOTAL EQUITY, SEK M	Q1 2005	Q1 2004
Opening equity as shown in approved balance sheet for the preceding year (IFRS)	23 551	22 649
Effect of change in accounting principles (IAS 39)	62	
Opening equity adjusted to new accounting principles	23 613	22 649
Exchange differences due to changed currency rates	+460	+532
Effect of share based payments	-15	
Effect of hedge accounting in accordance with IAS 39	-77	
Dividends to shareholders		
Buy-back of own shares		
New issue of shares*		+316
Net profit of the period	+1 363	+1 125
Closing equity	25 344	24 622

* Conversion of loans and new issues as a result of outstanding options program.

CASH FLOW STATEMENT SEK M	Q1 2005	Q1 2004	Q1-4 2004
Cash flow from operating activities			
Profit after financial income and expenses	+1 892	+1 510	+6 877
Reversal of depreciation	+639	+597	+2 579
Adjustment for items that do not require the use of cash	+42	+28	-594
Taxes paid	-554	-261	-1 334
Cash flow from operations before changes in working capital	+2 019	+1 874	+7 528
Changes in working capital			
Change in inventories	-952	-608	-1 836
Change in operating receivables	-435	-1 247	-1 820
Change in operating liabilities	+614	+921	+1 450
Net cash from operating activities	+1 246	+940	+5 322
Cash flow from investing activities			
Acquisitions of companies and shares, net of cash acquired	-28	-91	-311
Investments in tangible fixed assets	-605	-502	-2 967
Proceeds from sale of companies and shares, net of cash disposed of			+468
Proceeds from sale of tangible fixed assets	+11	+71	+197
Net cash used in investing activities	-622	-522	-2 613
Net cash flow after investing activities	+624	+418	+2 709
Cash flow from financing activities			
Change in short-term loans	-405	-780	+1 937
Change in long-term loans	-20	-37	-123
Reacquisition of own shares			-2 048
Issue of shares in connection with exercise of options		+31	+117
Dividends paid			-2 799
Net cash used in financing activities	-425	-786	-2 916
Cash-flow of the period	+199	-368	-207
Cash and cash equivalents at beginning of the period	1 720	1 972	1 972
Exchange-rate differences in cash and cash equivalents	+58	+38	-45
Cash and cash equivalents at the end of the period	1 977	1 642	1 720

Appendix 2

INVOICED SALES BY MARKET AREA

SEK M	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Change %	Change % [1]
Europe	6 440	6 670	6 056	6 975	26 141	**7 023**	+9	+10
NAFTA	2 533	2 781	2 697	2 640	10 651	**2 747**	+8	+16
South America	490	671	804	792	2 757	**692**	+41	+34
Africa/Middle East	697	935	894	928	3 454	**818**	+17	+14
Asia/Australia	2 520	2 923	3 119	3 045	11 607	**2 914**	+15	+22
Group total	12 680	13 980	13 570	14 380	54 610	**14 194**	+12	+14

ORDER INTAKE BY BUSINESS AREA

SEK M	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Change %	Change % [1]
Svk Tooling	5 014	5 084	4 668	4 818	19 584	**5 041**	+1	+6
Svk Mining and Construction	4 150	4 362	4 366	4 284	17 162	**5 075**	+22	+24
Svk Materials Technology	3 911	3 843	3 674	3 963	15 391	**4 312**	+10	+12
Seco Tools[2]	1 082	1 102	1 066	1 095	4 344	**1 209**	+12	+12
Group activities	3	-1	-4	20	19	**9**		
Group total	14 160	14 390	13 770	14 180	56 500	**15 646**	+11	+14

INVOICED SALES BY BUSINESS AREA

SEK M	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Change %	Change % [1]
Svk Tooling	4 701	4 997	4 745	4 784	19 227	**4 928**	+5	+10
Svk Mining and Construction	3 537	4 235	4 330	4 515	16 617	**4 213**	+19	+19
Svk Materials Technology	3 373	3 655	3 447	3 949	14 424	**3 871**	+15	+17
Seco Tools[2]	1 057	1 094	1 040	1 121	4 312	**1 174**	+11	+12
Group activities	12	-1	8	11	30	**8**		
Group total	12 680	13 980	13 570	14 380	54 610	**14 194**	+12	+14

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Change %
Svk Tooling	882	970	1 028	984	3 864	**1 024**	+16
Svk Mining and Construction	355	482	466	526	1 829	**489**	+38
Svk Materials Technology	326	338	287	403	1 354	**389**	+19
Seco Tools[2]	200	237	182	221	840	**251**	+26
Group activities	-103	-75	-76	-55	-309	**-112**	
Group total	1 660	1 952	1 887	2 079	7 578	**2 041**	+23

OPERATING PROFIT BY BUSINESS AREA

% OF INVOICING	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005
Svk Tooling	18.8	19.4	21.7	20.6	20.1	**20.8**
Svk Mining and Construction	10.0	11.4	10.7	11.6	11.0	**11.6**
Svk Materials Technology	9.7	9.2	8.3	10.2	9.4	**10.0**
Seco Tools[2]	18.9	21.7	17.5	19.7	19.5	**21.4**
Group total	13.1	14.0	13.9	14.5	13.9	**14.4**

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company.
For comments, refer to the company's interim report.